Mail Stop 4-06

November 7, 2005

John Kibarian
President & CEO
PDF Solutions, Inc.
933 West San Carlos Street
Suite 700
San Jose, CA 95110

Re:  **PDF Solutions, Inc.**
     **Form 10-K for Fiscal Year Ended December 31, 2004**
     **Forms 10-Q for Fiscal Quarters Ended March 31, 2005 and June 30, 2005**
     **Form 8-K/A dated July 21, 2005**
     **(File No. 000-31311)**

Dear Mr. Kibarian:

        We have reviewed the above referenced filing and have the following comments. Please note that we have limited our review to the matters addressed in the comments below.  We may ask you to provide us with supplemental information so we may better understand your disclosure.  Please be as detailed as necessary in your explanation.  After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or on any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

Form 8-KA dated July 21, 2005

1.      We note your use of a non-GAAP measure (e.g. adjusted net loss) under Item
        9.01 of the Form 8-K noted above which excludes a number of recurring items.
        Tell us the usefulness and material limitations of this Non-GAAP measure in
        assessing performance.  Also, tell us how you considered Question 8 of the
        Frequently Asked Questions Regarding the Use of Non-GAAP Financial
        Measures  and 10 (e) (1) (i) of Regulation S-K  to include the following
        disclosures.

        - the manner in which management uses the non-GAAP measure to conduct or
          evaluate its business;

        - the economic substance behind management's decision to use such a measure;

        - the material limitations associated with use of the non-GAAP financial
          measure as compared to the use of the most directly comparable GAAP
          financial measure;

        - the manner in which management compensates for these limitations when
          using the non-GAAP financial measure; and

        - the substantive reasons why management believes the non-GAAP financial
          measure provides useful information to investors

2.      In addition you disclose that Non-GAAP information is provided to enable
        investors to "…to perform meaningful comparisons of PDF Solutions' past,
        present an future operating results." This disclosure appears to suggest that the
        comparable GAAP measure does not provide meaningful information to
        investors.   Tell us what you mean by this disclosure and revise future filings to
        clearly explain why Non-GAAP information is useful to investors.

                                        ******

        As appropriate, please amend your filing and respond to these comments within
10 business days or tell us when you will provide us with a response.  You may wish to
provide us with marked copies of any amendment to expedite our review.  Please furnish
a cover letter with any amendment that keys your responses to our comments and
provides any requested information.  Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing any
amendment and your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing reviewed by the staff to be certain that they have provided all
information investors require for an informed decision.  Since the company and its

management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Megan Akst, Staff Accountant, at (202) 551-3407 or Tom Ferraro, Senior Staff Accountant who supervised this review, at (202) 551-3225 if you have questions regarding comments on the financial statements and related matters, or me at (202) 551-3730 with any other questions.

Very truly yours,


Kathleen Collins
Accounting Branch Chief